

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Nir Eliyahu, President and Principal Executive Officer
Advanced Cellular, Inc.
c/o Eastbiz.com Inc.
Suite 17-5348 Vegas Drive
Las Vegas, Nevada 89108

> **Re: Advanced Cellular, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 27, 2010**
> **File No. 333-169085**

Dear Mr. Eliyahu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   When describing the performance of your planned product, please revise your document throughout as necessary to clarify that you have not developed your product to the point where you can guarantee that it will perform in the manner described in your document. As an example, without limitation, we note the language on page three that "AdvancedPM <u>will</u> provide radio access network status management, performance analysis and support other capabilities" and "AdvancePM <u>will</u> support multi-user environment through high speed and secure access across the Intranet or the Internet."

2.   Your disclosure throughout the prospectus assumes that you will receive the full amount of the offering. Revise your disclosure in the prospectus summary and throughout the body of the prospectus, including the Use of Proceeds, Dilution, Capitalization, and liquidity sections, to show the impact of receiving proceeds at varying levels, e.g., 10%, 25%, 50%, 75% and 100% of the shares being sold.

<u>Determination of Offering Price, page 13</u>

3.   You state that the offering price per share set for this offering has no relationship to any
        established criteria of value, such as book value or earnings per share. You go on to state
        that offering price was determined arbitrarily based on a determination by your board of
        the price at which they believe investors would be willing to purchase the shares. Given
        that the price per share was arbitrarily determined, please tell us the basis for your
        board's belief that investors would be willing to pay the price per share set for this
        offering.

<u>Risk Factors</u>

<u>Risks Relating to Our Company, page 7</u>

<u>General</u>

4.   We note that your sole executive officer and director resides in Israel. We further note
        your disclosure under "Description of Property" that you maintain a "virtual office" in
        Las Vegas, Nevada, and that your management does not work from this location, but
        instead operates from his residence in Israel. Please revise to include a risk factor
        describing what effects, if any, the location of your management will have on the ability
        of U.S. investors to bring an action against your management in the United States and to
        enforce liabilities or judgments upon your management under U.S. securities and
        bankruptcy law. You should also describe the extent of your operations here in the U.S.

<u>Our Business</u>

<u>The Market Opportunity, page 15</u>

5.   You state in this section that the worldwide number of mobile cellular subscribers grew
        from 200 million in the year 2000 to 4.3 million at the end of the year 2009. It appears
        there may be an error in this statement. Please advise or revise the statement.

<u>Management's Discussion and Analysis of Financial Condition or Plan of Operation</u>

<u>Plan of Operations, page 17</u>

6.   Please provide a discussion to clarify where you will maintain your primary operations
        once you become operational. In this regard, we note that you currently maintain a
        virtual office in Las Vegas, Nevada as disclosed on page 16. We note on page 16 that
        you disclose that your executive officer operates from his residence in Israel and on page
        18, you have identified several potential software development candidates in Israel.

7.   You state that current trends show that the growth in the use of mobile cellular
        subscribers is consistent over the last decade. Please provide us with the basis for this
        statement. To the extent this claim is based on any third-party report(s), please provide
        us supplementally with a copy of such report(s), highlighted to show the information
        referenced in your document. Also, please tell us supplementally whether such report(s)
        were prepared for you for use in connection with the preparation of this registration
        statement. Please also supplementally provide us with support for the statistics attributed
        to GSM Association, CDMA Development Group and ITU on page 15.

Security Ownership of Certain Beneficial Owners and Management, page 23

8.   You indicate in the table in this section that Mr. Eliyahu owns 100,000,000 shares of your
        common stock, although other disclosure in this section and elsewhere in the filing
        indicates that only 10,000,000 shares of your common stock are currently issued and
        outstanding. Please advise or revise accordingly.

Available Information, page 28

9.   You indicate that you will be required to file proxy statements pursuant to the Exchange
        Act. Upon effectiveness of this registration statement, you will be subject to Section
        15(d) of the Exchange Act and not subject to the proxy rules of Section 14 of the Act.
        Unless you intend to file a Form 8-A to register your common stock under Section 12 of
        the Exchange Act, please revise your disclosure to describe the limited periodic reporting
        obligations that will be imposed on you upon effectiveness of the registration statement.
        You should inform holders that you will not be a fully reporting company because you
        are not registering a class of securities under Section 12 of the Exchange Act; and you
        should describe how reporting and other regulatory requirements applicable to a Section
        15(d) filer vary from those applicable to issuers of classes of securities registered under
        Section 12 of the Exchange Act. In addition, provide a risk factor that alerts potential
        investors that the company will not be a fully reporting company and that provides a
        concise overview of how the scope of the regulations applicable to you is more limited
        than that which applies to fully reporting companies.

10.   As a related matter, we note that you indicate that you are currently required to file
        reports pursuant to the Exchange Act of 1934. In this regard, we note your statement on
        page 28 that "We are subject to the informational requirements of the Securities
        Exchange Act of 1934…." Please revise to clearly indicate that you will only become
        subject to the reporting requirements of the Exchange Act upon the effectiveness of this
        registration statement.

Undertakings, page II-2

11.   Please ensure that your undertakings are in the form set forth in Item 512 of Regulation
        S-K. In this regard, we note that you have omitted certain language from paragraph
        (a)(1)(ii) of your undertakings.

Signatures, page 23

12.   Please ensure that your amended filing is signed by the person(s) serving as your
        principal financial officer and controller or principal accounting officer. Any person who
        occupies more than one position must indicate each capacity in which he/she signs the
        registration statement. See Instruction 1 to Signatures on Form S-1. In this regard, we
        note your disclosure under "Recent Sales of Unregistered Securities" that your principal
        executive office is also your chief financial officer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew Crispino
Attorney-Advisor

cc: Via Facsimile (480) 816-9241
        Bill O'Neal
        O'Neal Law Firm PC